Xinyuan Real Estate Co., Ltd. Announces Resignations of Two Board Directors

--Appoints Tom Gurnee as Chairman of Audit Committee--

BEIJING, Jan. 6, 2015 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with primary focus on high growth cities in China, today announced that Mr. Anthony J. Walton and Mr. Thomas Wertheimer have resigned as directors of the Company’s board of directors effective December 31, 2014. Following Mr. Wertheimer’s resignation, the board has appointed Mr. Thomas Gurnee as Chairman of the Audit Committee.

Mr. Yong Zhang, Chairman of Xinyuan, stated, “Both Anthony and Thomas have made significant contributions to Xinyuan and we are thankful for their service to the Company. We have initiated the process of recruiting independent directors to replace both gentlemen and expect new directors to come on board soon. Our newly appointed Audit Committee chair, Tom Gurnee, is an experienced and seasoned executive who is intimately familiar with our Company and industry. We are pleased to welcome him to our Audit Committee.”

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. In China, Xinyuan primarily focuses its development projects in high growth cities, including Zhengzhou, Jinan, Suzhou, Kunshan, Xuzhou, Chengdu, Shanghai, Beijing, Changsha, Sanya, Xi’an and Hefei. The Company’s U.S. development arm, XIN Development Group International, Inc., is a pioneer amongst Chinese real estate residential developers, entering the U.S. market in 2012. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.

Ms. Jing Ye

Investor Relations Director

Tel: +86 (10) 8588-9376

Email: irmanager@xyre.com

ICR, LLC

William Zima

In U.S.: +1 646-308-1472

In China: +86 (10) 6583-7511

Email: william.zima@icrinc.com